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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Bridge Partners, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 First Avenue North, Suite 400
(No. and Street)

Minneapolis (City) MN (State) 55401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Thomas Coughlin 612 746 5850
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abdo, Abdo, Eick & Meyers
(Name — *if individual, state last, first, middle name*)

7241 Ohms Lane Suite 200 (Address) Edina (City) MN (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kelly Thomas Coughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Bridge Partners, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


GERRI LYNN ZSCHETZSCHE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-05

KC
Signature

President, CEO
Title

Gerri Lynn Zschetzsche
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

see attached letter

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 20, 2003


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH, D.C. 155 SECTION

Ms. Alyssa Patton
Senior Compliance Examiner
NASD
120 West 12th Street
Suite 900
Kansas City, MO 64105-1930

Dear Ms. Patton,

This letter is in response to your inquiry regarding the 2002 annual audited financial statements submitted by GlobalBridge Partners, Inc. Our Focus Report reflected an Excess net capital of ($2,969); our 2002 audit reflected an Excess net capital of ($4,682). This is a difference of ($1,713). We have been in close consultation with our auditor and have made the following determinations:

An administrative manager's payroll allocation was incorrectly calculated by management of GlobalBridge Partners, Inc. This payroll allocation incorrectly included Accounting/Legal expenses. Our auditor requested and was given the information that supported the allocation of the manager's salary allocation. The auditor performed the required audit testing on the allocation and determined it to be a reasonable allocation of that expense. Later it was determined that this was incorrect, because management included the Accounting/Legal expense unrelated to administrative manager's payroll. The auditor included the accounting fee which he determined had not been recognized by management for GlobalBridge Partners, Inc., since the expense had been paid for by the parent, when in fact the expense had already been included in the Administrative Manager's payroll expense account.

The result was no impact on Net Income (Loss) and no impact on net capital. Attached is a letter from our auditor agreeing with this position.

The additional $213 were de minimis expenses paid by the parent company on behalf of GlobalBridge Partners that had not been allocated to GlobalBridge Partners by management.

The result was an increase in expenses of $213 and a reduction in net capital of $213.

The overall effect of these adjustments will be a reduction in net capital of $213.

If I can be of further assistance to you, please do not hesitate to contact me.

Sincerely,

Kelly Thomas Coughlin
President

ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

Grandview Square
5201 Eden Avenue Suite 370
Edina, MN 55436

March 26, 2003

Ms. Alyssa Patton
Senior Compliance Examiner
NASD
120 West 12th Street
Suite 900
Kansas City, Missouri 64105-1930

Dear Ms. Patton:

This letter serves as the reconciliation of the computation of basic net capital requirement as reported on Part IIA X-17A-5 and our audited financial statements for the year ended December 31, 2002, as reported on page 26 of our audited financial statement.

The actual line 14 excess net capital:	$	(3,182)
Line 14 excess net capital as reported in the audit:	$	(4,682)
Add: Overstatement of management and administrative expense		1,500
Reconciled line 14 excess net capital	$	(3,182)
Line 14 excess net capital as reported on Part IIA X-17A-5	$	(2,969)
Less: Understatement of other expenses (line 15 of income statement)		(63)
Less: Understatement of regulatory fees and expenses (line 14 of income statement)		(150)
Reconciled line 14 excess net capital	$	(3,182)

If you have any questions, please call me at 952-835-9090.

Sincerely,

ABDO, EICK & MEYERS, LLP
Certified Public Accountants



John N. Abdo, CPA

952.835.9090 · Fax 952.835.3261


NASD

March 13, 2003

Mr. Kelly Thomas Coughlin
President
GlobalBridge Partners, Inc.
319 First Avenue North, Suite 400
Minneapolis, MN 55401

RE: GlobalBridge Partners, Inc.
Annual Audit

Dear Mr. Coughlin:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

An explanation regarding the reconciliation made between the December 31, 2002 Part IIA X-17A-5 (FOCUS Filing) and the auditor's independent net capital computation. The firm reported their December 31, 2002 Excess Net Capital (ENC) as ($2969). The auditor computed the firm's ENC as of December 31, 2002 to be ($4682). No explanation in the audit was given related to the adjustments made by the auditors.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, this office requests that you *immediately* send one copy of the items listed above to this District Office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Alyssa Patton at (816) 802-4757.

Sincerely,

Alyssa N Patton

Alyssa N. Patton
Senior Compliance Examiner

Kansas City District Office
120 West 12th Street
Suite 900
Kansas City, MO
64105-1930

tel 816 421 5700
fax 816 421 5029
www.nasd.com